UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

2009 CALENDAR OF CORPORATE EVENTS

Company Name	Banco Santander (Brasil) S.A.
Central Office Address	Rua Amador Bueno, n.º 474, CEP 04752-901 - São Paulo, SP
Internet Site	www.santander.com.br
Investors Relations Officer	Name: Carlos Alberto López Galán
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3174-8589
Fax: +55 (11) 3174-6751
Responsible for Investor Relations Area	Name: Luiz Felipe Taunay Ferreira
E-mail: ri@santander.com.br
Telephone(s): +55 (11) 3174-8589
Fax: +55 (11) 3174-6751
Publications (and locality) in which its corporate documents are published	Diário Oficial do Estado de São Paulo e Valor Econômico (São Paulo-SP)
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2008
EVENT	DATE
Accessible to Stockholders	02/05/2009
Publication	02/06/2009
Submission to BM&F BOVESPA	02/09/2009

Standardized Financial Statement (DFP), as of 12/31/2008
EVENT	DATE
Submission to BM&F BOVESPA	02/05/2009

Cash proceeds in the allocation of the result for fiscal year ended 12/31/2008
Proceed	Event Base-Date	Amount (R$ Million)	Value in R$/1,000 Shares		Pay Day
			ON	PN
Interest on Equity	12/19/2008	480.0	1.4081272	1.5489399	3/25/2009
Dividends	12/19/2008	3.0	0.0089327	0.0098260	3/25/2009
Interim Dividends	12/19/2008	752.8	2.2084330	2.4292763	3/25/2009
Interim Dividends	12/19/2008	217.1	0.6371574	0.7008731	3/25/2009

Annual Financial Statements – IAN, as of 12/31/2008
EVENT	DATE
Submission to BM&F BOVESPA	03/31/2009

Quarterly Financial Statements - ITR (BR GAAP)
EVENT	DATE
Submission to BM&F BOVESPA
- Referring to 1st quarter	04/29/2009
- Referring to 2nd quarter	07/29/2009
- Referring to 3rd quarter	10/28/2009

IFRS Financial Statements
EVENT	DATE
Submission to BM&F BOVESPA
- Referring to 3rd quarter	10/28/2009

Quarterly Consolidated Financial Statements (English)
EVENT	DATE
Submission to SEC and NYSE
- Referring to 3rd quarter	10/28/2009

Extraordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	03/27/2009 03/28/2009 03/30/2009 03/31/2009
Submission of the Call Notice to BM&F BOVESPA accompanied by the Administrative Proposal, when available	03/26/2009
Extraordinary Shareholders’ Meeting	04/14/2009
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&F BOVESPA	04/14/2009
Extraordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	04/15/2009 04/16/2009 04/17/2009
Submission of the Call Notice to BM&F BOVESPA accompanied by the Administrative Proposal, when available	04/14/2009
Extraordinary Shareholders’ Meeting	04/30/2009
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&F BOVESPA	04/30/2009
Extraordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	07/01/2009 07/02/2009 07/03/2009
Submission of the Call Notice to BM&F BOVESPA accompanied by the Administrative Proposal, when available	06/30/2009
Extraordinary Shareholders’ Meeting	07/16/2009
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&F BOVESPA	07/16/2009
Extraordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	07/30/2009 07/31/2009 08/01/2009 08/03/2009
Submission of the Call Notice to BM&F BOVESPA accompanied by the Administrative Proposal, when available	07/29/2009
Extraordinary Shareholders’ Meeting	08/14/2009
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&F BOVESPA	08/14/2009
Extraordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	08/14/2009 08/15/2009 08/17/2009 08/18/2009
Submission of the Call Notice to BM&F BOVESPA accompanied by the Administrative Proposal, when available	08/13/2009
Extraordinary Shareholders’ Meeting	08/31/2009
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&F BOVESPA	08/31/2009
EVENT	DATE

Extraordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	08/14/2009 08/15/2009 08/17/2009 08/18/2009
Submission of the Call Notice to BM&F BOVESPA accompanied by the Administrative Proposal, when available	08/13/2009
Extraordinary Shareholders’ Meeting	08/31/2009
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&F BOVESPA	08/31/2009

Extraordinary Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	08/18/2009 08/19/2009 08/20/2009
Submission of the Call Notice to BM&F BOVESPA accompanied by the Administrative Proposal, when available	08/17/2009
Extraordinary Shareholders’ Meeting	09/02/2009
Submission of the Minutes of the Extraordinary Shareholders’ Meeting to BM&F BOVESPA	09/02/2009

General Shareholders’ Meeting
EVENT	DATE
Publication of the Call Notice	04/15/2009 04/16/2009 04/17/2009
Submission of the Call Notice to BM&F BOVESPA accompanied by the Administrative Proposal, when available	04/14/2009
General Shareholders’ Meeting	04/30/2009
Submission of the Minutes of the General Shareholders’ Meeting to BM&F BOVESPA	04/30/2009

Board of Directors’ Meeting
EVENT	DATE
To approve the Annual Financial Statement, as of 12/31/2008, to allocate the Company’s net income and to approve the technical study of realizable tax credits (2008 December)	02/03/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	02/05/2009
EVENT	DATE
Acquisition of 99,309,064 Real Tokio Marine Vida e Previdência S.A.common shares	03/09/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	03/09/2009
EVENT	DATE
To examine and deliberate on Global Médium-Term Note Program	03/16/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	10/01/2009
EVENT
Company assets sale authorization (99,309,064 Real Tokio Marine Vida e Previdência S.A. ON shares and 865,376,245 ABN AMRO Brasil Dois Participações S.A. ON shares)	03/19/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	03/19/2009
EVENT	DATE
Election of the Company’s Executive Officers	03/23/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	04/03/2009
EVENT	DATE
To approve the Executive Officers proposal regarding Bylaws changes	03/26/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	10/01/2009
EVENT	DATE
Nomination of the Company’s Audit Committee	03/31/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	10/01/2009
EVENT	DATE
Dismissal of Executive Officer	04/01/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	04/02/2009
EVENT	DATE
To examine and discuss approve the Banco Santander (Brasil) S.A.Executive Officers proposal regarding the merger of Banco ABN AMRO Real S.A.	04/14/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	04/14/2009

EVENT	DATE
To approve the interest on equity proposal, regarding the period from 2009 January to 2009 April, amounted R$ 340,000,000.00.	04/28/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	04/28/2009
EVENT	DATE
Election of members of the Executive Officers	04/28/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	05/07/2009
EVENT	DATE
To re-ratify the 04/28/2009 Board of Directors decisions - Election of members of the Executive Officers	05/15/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	05/25/2009
EVENT	DATE
Departure of Executive Officers of Banco ABN AMRO Real S.A.	05/15/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	05/25/2009
EVENT	DATE
Sale of non-par book-entry common shares of Companhia Brasileira de Meios de Pagamento detained by the Company through a secondary public share offering.	06/05/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	06/08/2009
EVENT	DATE
Election of members of the Executive Officers	06/09/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	06/24/2009
EVENT	DATE
Examination and deliberation of the signing, submission and compliance of the First Addendum to the “Series 2008-2 Indenture Supplement”	06/15/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	10/01/2009
EVENT	DATE
Election of members of the Executive Officers	06/22/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	07/07/2009
EVENT	DATE
To approve the interest on equity proposal, regarding the period from 2009 May to 2009 June, amounted R$ 285,000,000.00.	06/30/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	06/30/2009
EVENT	DATE
Board of Directors Meeting to examine and resolve on the Board of Executive Officers' proposal to change the newspaper used by the Company for its legal publications from Gazeta Mercantil to Valor Econômico.	06/30/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	06/30/2009
EVENT	DATE
Departure of Executive Officer.	07/23/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	07/28/2009
EVENT	DATE
To approve the Financial Statement, as of 06/30/2009 and , the 1H09 technical study of realizable tax credits.	07/28/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	07/29/2009
EVENT	DATE
Decisions of (i) Treasury shares cancellation; (ii) Santander Seguros S.A., Santander Brasil Asset Management DTVM S.A. and Banco Comercial e de Investimentos Sudameris S.A. shares merger; (iii) Santander Investimentos em Participações S.A spin-off.;(iv) ABN AMRO Adm.Cartões de Crédito Ltda. and Banco Comercial e de Investimento Sudameris S.A.merger.	07/29/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	07/29/2009
EVENT	DATE
To approve the Executive Officers proposal regarding Bylaws changes	08/13/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	08/13/2009
EVENT	DATE
Decision of DPR Program	08/14/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	08/19/2009
EVENT	DATE
Definition and implementation of the policies to prevent the crimes listed in Law 9613 of March 3, 1998; and nomination of the Officer responsible for the implementation of and compliance with the measures established by Central Bank Circular 3461 of July 24, 2009.	08/24/2009

Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	08/24/2009
EVENT	DATE
Nomination of the Officer responsible before the Brazilian Securities and Exchange Commission for trading transactions and stock exchange electronic systems (IN CVM 387/03).	09/01/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	09/02/2009
EVENT	DATE
To authorize the Executive Officers to take any and all measures and sign any and all documents required to (i) execute the American Depositary Receipt program, (ii) list the “American Depositary Shares” (“ADS”) on the NYSE; (iii) approve the nomination of a depositary financial institution for the ADS and custodian institution; (iv) approve the nomination of an agent; (v) nominate an Executive Officer as a secretary before the NYSE.	09/08/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	09/08/2009
EVENT	DATE
Approval of (i) the sale of shareholdings and (ii) the recognition of expenses in the result account	09/18/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	09/21/2009
EVENT	DATE
Approval of (i) the incentive plan for the Company’s employees in the scope of the primary offering of Units; and (ii)the dividend distribution policy.	09/18/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	09/21/2009
EVENT	DATE
To resolve on: (a) the holding of a primary public offering of share deposit certificates, representing common and preferred shares, all of which are registered, book-entry shares with no par value, to be held in Brazil, accompanied by placement efforts abroad and a primary offering of Units abroad, also as American Depository Receipts, representing American Depositary Shares, registered with the Securities and Exchange Commission; (b)the listing of Banco Santander and the trading of its Units, common shares and preferred shares on the Bovespa's Level 2 of special corporate governance practices; (c) increasing Banco Santander's capital stock; (d) the allocation of the funds raised in the Global Offering; (e) the contents of the Prospecto Preliminar and the Preliminary Prospectus On Form F-1; (f) authorizing the Board of Executive Officers to take any and all measures necessary or con venient for the Global Offering, as well as to ratify all the measures that have already been taken; (g) the temporary suspension of the issue and cancelation of Units; and (h)confirmation that the Shares and Units book-entry services will be provided by Banco Santander itself.	09/18/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	09/21/2009
EVENT	DATE
Nomination of the officer responsible before the Brazilian Central Bank	09/24/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	09/24/2009
EVENT	DATE
To deliberate on: (i) the ratification of the approval of Banco Santander’s issue of 525,000,000 Units; (ii) the approval of the issue price per Unit in the Global Offering; (iii) the accounting allocation of the proceeds obtained by Banco Santander through the Offering; (iv) the capital increase at Banco Santander within the limit of authorized capital; (v) the content of the Final Prospectus and Offering Memorandum on Form F-1	10/06/2009
Submission of the Minutes of the Board of Directors' Meeting to BM&F BOVESPA	10/07/2009
EVENT	DATE
Ratification of the capital increase within the limit of authorized capital, in the amount of R$12,337,500,000.00	10/13/2009
Submission of the Minutes of the Board of Directors' Meeting to BM&F BOVESPA	10/13/2009
EVENT	DATE
Approval of the Financial Statements for the 3rd quarter of 2009	10/27/2009
Submission of the Minutes of the Board of Directors' Meeting to BM&F BOVESPA	10/27/2009
EVENT	DATE
To deliberate on: (i) approval of the issuance of 35,955,648 Units, (ii) capital increase within the limit of authorized capital.	10/29/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	10/29/2009
EVENT	DATE

To resolve, in accordance with Resolution 3,721/09 issued by the National Monetary Council (CMN), on: (i) the creation of a single component responsible for managing credit risk; (ii) the organizational structure for implementing credit risk management; (iii) the appointment of a director responsible for managing credit risk.

10/30/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	10/30/2009
EVENT	DATE
Void the election of the member of the Company’s Executive Board	11/25/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	11/27/2009
EVENT	DATE
To deliberate on the proposal for dividends and interest on equity.	12/23/2009
Submission of the Minutes of the Board of Directors’ Meeting to BM&F BOVESPA	12/23/2009

Conference Call Webcast
EVENT	DATE
Portuguese Conference Call and Webcast – 3Q09 Results	10/28/2009
English Conference Call and Webcast – 3Q09 Results	10/28/2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 17, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President